April 19, 2017
VIA EDGAR
Securities and Exchange Commission 450 Fifth Street, N.W. Washington, DC 20549-3628 Attention: Nicholas P. Panos

Re:	Consolidated-Tomoka Land Co. ("the Company") Definitive Additional Material filed under cover of Schedule 14A Filing made on April 12, 2017 by Wintergreen Advisers, LLC et al. File Number: 001-11350
Dear Mr. Panos:
I received your letter dated April 14, 2017 setting forth your comments on the Definitive Additional Material filed on April 12, 2017 by Wintergreen Fund, Inc., Wintergreen Partners Fund, LP, Wintergreen Partners Offshore Master Fund, Ltd., and Wintergreen Advisers, LLC (collectively, the "Wintergreen Entities," and together with David J. Winters, Elizabeth N. Cohernour, Evan H. Ho and Edward W. Pollock, "Wintergreen").  The comments and Wintergreen's responses to the comments are discussed below.
1.
Wintergreen Advisers states that "[i]n phone conversations Wintergreen had with Deutsche Bank after the strategic review, [it] learned that Deutsche Bank described the process as merely an accommodation to a client with whom they had an existing relationship. This was not the strategic review envisioned by our shareholder proposal." The participants further described the strategic review as an "unmitigated disaster." These assertions are tantamount to charges of corporate waste, and imply that the review of strategic alternatives undertaken by Deutsche Bank on behalf of a special committee of the Board during 2016 was not conducted appropriately by the Board and Deutsche Bank. Please provide us with the factual foundation for the quoted statements. Refer to Note b. of Rule 14a-9.

Wintergreen disagrees that its statements regarding the strategic review are tantamount to charges of corporate waste.  As set out in Lewis v. Vogelstein, "the judicial standard for determination of corporate waste is well developed.  Roughly, a waste entails an exchange of corporate assets for consideration so disproportionately small as to lie beyond the range at which any reasonable person might be willing to trade."1  The Company disclosed in a press release dated December 14, 2016 that its arrangement with Deutsche Bank provided that Deutsche Bank would only be paid a success fee contingent on the sale of the Company and Wintergreen never asserted that the sales process resulted in an exchange of value to Deutsche Bank (or any other party).  Rather than alleging that the Company wasted assets, in fact Wintergreen would have preferred for the Company to have invested more in the strategic review.

1 699 A.2d 327 (1997), citing Saxe v. Brady, 184 A.2d 602, 610; Grobow v. Perot, Del.Supr., 539 A.2d 180, 189 (1988).

With respect to the telephone call with Deutsche Bank, on July 22, 2016 David Winters and Liz Cohernour had a call with Don Birchenough, Kevin Van and Brian Mendell from Deutsche Bank.2  On this call, the representatives from Deutsche Bank stated that the strategic review was merely an accommodation to a client (the Company) with whom they had an existing relationship.  Wintergreen stated that the strategic review was not what it envisioned by its shareholder proposal and was, in Wintergreen's opinion, an unmitigated disaster because Wintergreen believes the strategic review undertaken by the Company differed from other sales processes at other companies.  In particular, companies seeking to attract interested buyers typically take steps to make themselves more attractive to buyers by organizing their assets and minimizing disruptive transactions.  During the Deutsche Bank strategic review process that commenced on approximately February 9, 2016 and ended on July 20, 2016 when the Company announced the conclusion of the strategic review process, the Company initiated and publicly disclosed that it was (i) initiating a sales process for 18 income properties, (ii) seeking to sell subsurface mineral rights, (iii) announced multiple land sales and (iv) announced a mortgage financing.  Wintergreen's opinion is that this activity made it more difficult for potential buyers to adequately evaluate the Company's value, which was not what Wintergreen had hoped for when it made its shareholder proposal and, in Wintergreen's opinion, represented a failure.
2.
Advise us, with a view toward revised disclosure, of the factual basis upon which the participants relied to assert in the title of the communication filed that a "[l]ack of [s]upervision" exists at the registrant. As a factual matter, the issuer does have in place executive management and a board of directors, and no breach of fiduciary duty legal action appears to be pending.

Wintergreen did not intend to imply that as a factual matter the Company does not have in place executive management and a board of directors.  For the reasons set forth in Wintergreen's letters and proxy materials, Wintergreen believes the Company's Board of Directors has failed to adequately supervise management and the compensation committee and that, as a result of such failures, current shareholders should conclude that the current board of directors is not deserving of re-election.  While it is true there is no breach of fiduciary duty legal action pending, Wintergreen does not believe this is a necessary condition to Wintergreen stating its belief that the Company's Board of Directors is not adequately overseeing management.
Please do not hesitate to contact me at (973) 263-2603 or liz@wintergreen.com should you have any questions or comments.
Very truly yours, Elizabeth N. Cohernour

2 There were a number of communications between Wintergreen and Deutsche Bank between February 11, 2016 and July 22, 2016.